# WOLLMUTH MAHER & DEUTSCH LLP

500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050




November 3, 2004



The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549



Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed copies of (i) one (1) announcement released to the London Stock Exchange ("LSE") on October 28, 2004, (ii) four (4) announcements released to the LSE on October 29, 2004, (iii) two (2) announcements released to the LSE on November 1, 2004, and (iv) one (1) announcement released to the LSE on November 2, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,



By: Debra M. Burg
Debra M. Burg
Authorized Representative

Enclosures

dlw 11/8

# SCHEDULE 10
# NOTIFICATION OF MAJOR INTERESTS IN SHARES

| AVS NO | 916572 |
|---|---|



All relevant boxes should be completed in block capital letters.

| | |
|---|---|
| **1.** Name of company | Marks and Spencer Group plc |
| **2.** Name of shareholder having a major interest | UBS Investment Bank ("UBS-IB") |
| **3.** Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 | In respect of 2 above |
| **4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them | UBS AG London Branch<br>UBS Global asset Management Limited |
| **5.** Number of shares/amount of stock acquired | N/A |
| **6.** Percentage of issued class | N/A |
| **7.** Number of shares/amount of stock disposed | N/A |
| **8.** Percentage of issued class | N/A |
| **9.** Class of security | Ordinary shares of 25p each |
| **10.** Date of transaction | Not informed |
| **11.** Date company informed | 28 October 2004 |
| **12.** Total holding following this notification | 156,421,158 |
| **13.** Total percentage holding of issued class following this notification | 9.51% |
| **14.** Any additional information | Notification of percentage is based on the number of ordinary shares in issue following cancellation of the shares repurchased under the Tender Offer, which is expected to be 1,645,373,759 (assuming no exercise of employee share options) on Thursday 28 October 2004. Notification in respect of section 198 Companies Act 1985. None of the shares are shares in which UBS IB is interested by virtue of section 208(5) of the Companies Act. |
| **15.** Name of contact and telephone number for queries | Carolyn Trousdale 020 7268 8299 |
| **16.** Name and signature of authorised company official responsible for making this notification | Carolyn Trousdale – Group Secretariat |
| **17.** Date of notification | 28 October 2004 |

# SCHEDULE 10
# NOTIFICATION OF MAJOR INTERESTS IN SHARES

| AVS NO | 770283 |
|---|---|

All relevant boxes should be completed in block capital letters.

| | |
|---|---|
| **1.** Name of company | Marks and Spencer Group plc |
| | |
| **2.** Name of shareholder having a major interest | Legal & General Investment Management |
| | |
| **3.** Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 | *The holding is split as detailed below in 4 between shares where Legal & General Group Plc is the beneficial owner and shares where Legal & General Investment Management is the appointed fund manager only |
| | |
| **4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them | *Legal & General Group Plc<br>HSBC Nominees Ltd A/c 914945 – 562,703<br>HSBC Nominees Ltd A/c 775245 – 6,345,842<br>HSBC Nominees Ltd A/c 775237 – 39,390,403<br>HSBC Nominees Ltd A/c 866,203 – 2,194,947<br>HSBC Nominees Ltd A/c 904,332 – 207690<br>HSBC Nominees Ltd A/c 916681 – 79,400<br>HSBC Nominees Ltd A/c 922437 – 6,770<br>HSBC Nominees Ltd A/c 360509 – 2,166,946<br><br>*Legal and General Investment Management<br>National Australia Bank A/c 3977 – 18,868<br>Bank of New York (Noms) A/c 230111 – 326,000<br>Northern Trust A/c EAA02 – 235,238<br>Northern Trust A/c EAC05 – 35,639<br>Northern Trust A/c EAC06 – 26,630<br>HSBC Nominees Ltd A/c 881071 – 78,278<br>HSBC Nominees Ltd 748558 – 114,421<br>Northern Trust A/c GCC 16 – 3,239,109<br>Nortrust Nominees A/c LGN01 – 57,530<br>Nortrust Nominess A/c LGE01 – 73,449<br>Citibank London A/c 6008054495 – 285,695<br>Northern Trust A/c LL V01 – 65,419 |
| | |
| **5.** Number of shares/amount of stock acquired | N/A |
| | |
| **6.** Percentage of issued class | N/A |
| | |
| **7.** Number of shares/amount of stock disposed | 25,119,342 |
| | |
| **8.** Percentage of issued class | 1.53% |
| | |
| **9.** Class of security | Ordinary shares of 25p each |
| | |
| **10.** Date of transaction | Not informed |
| | |
| **11.** Date company informed | 29 October 2004 |
| | |
| **12.** Total holding following this notification | 55,510,977 |
| | |
| **13.** Total percentage holding of issued class following this notification | 3.37 % |
| | |
| **14.** Any additional information | Notification of percentage is based on the number of ordinary shares in issue following cancellation of the shares repurchased under the Tender Offer, which was 1,645,373,759 on Thursday 28 October |

| | |
|---|---|
| | 2004.<br>Notification in respect of section 198 Companies Act 1985. |
| | |
| **15.** Name of contact and telephone number for queries | Helen Baker – 020 7268 2867 |
| | |
| **16.** Name and signature of authorised company official responsible for making this notification | Helen Baker – Assistant Company Secretary |
| | |
| **17.** Date of notification | 29 October 2004 |

# SCHEDULE 10
# NOTIFICATION OF MAJOR INTERESTS IN SHARES

| AVS NO | 408963 |
|---|---|

All relevant boxes should be completed in block capital letters.

| | | |
|---|---|---|
| **1.** Name of company | **Marks and Spencer Group plc** | |
| | | |
| **2.** Name of shareholder having a major interest | Capital Group Companies Inc | |
| | | |
| **3.** Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 | In respect of 2 above | |
| | | |
| **4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them | **Capital Guardian Trust Company:** | |
| | Chase Nominees Ltd | 715,126 |
| | Nortrust Nominees | 276,788 |
| | Mellon Nominees (UK) Ltd | 85,200 |
| | | |
| | **Capital International Ltd:** | |
| | State Street Nominees Ltd | 276,039 |
| | Bank of New York Nominees | 5,549,777 |
| | Northern Trust | 1,319,982 |
| | Chase Nominees Ltd | 2,755,227 |
| | Midland Bank plc | 181,069 |
| | Bankers Trust | 184,590 |
| | Barclays Bank | 128,570 |
| | Citibank London | 84,600 |
| | Morgan Guaranty | 269,420 |
| | Nortrust Nominees | 3,118,439 |
| | State Street Bank & Trust Co | 1,269,435 |
| | Deutsche Bank AG | 934,692 |
| | HSBC Bank plc | 863,033 |
| | Mellon Bank NA | 282,619 |
| | Northern Trust AVFC | 240,999 |
| | KAS UK | 21,153 |
| | Mellon Nominees (UK) Ltd | 126,000 |
| | Bank One London | 60,020 |
| | | |
| | **Capital International SA** | |
| | Chase Nominees Ltd | 485,295 |
| | Midland Bank plc | 8,280 |
| | Royal Bank of Scotland | 27,822 |
| | State Street Bank & Trust Co | 41,813 |
| | Lloyds Bank | 24,761 |
| | Citibank NA | 12,225 |
| | | |
| | **Capital International Inc** | |
| | State Street Nominees Ltd | 3,177,513 |
| | Bank of New York Nominees | 744,104 |
| | Northern Trust | 27,413 |
| | Chase Nominees Ltd | 4,822,585 |
| | Midland Bank plc | 8,138 |
| | Bankers Trust | 3,563 |

| | | |
|---|---|---|
| | Citibank London | 8,888 |
| | Nortrust Nominees | 65,559 |
| | State Street Bank & Trust Co | 90,654 |
| | Citibank | 17,700 |
| | Citibank NA | 684,165 |
| | HSBC Bank plc<br>JP Morgan Chase | 43,927<br>59,250 |

| | |
|---|---|
| **5.** Number of shares/amount of stock acquired | |
| **6.** Percentage of issued class | |
| **7.** Number of shares/amount of stock disposed | 53,959,618 |
| **8.** Percentage of issued class | 3.28% |
| **9.** Class of security | Ordinary shares of 25p each |
| **10.** Date of transaction | N/A |
| **11.** Date company informed | 29 October 2004 |
| **12.** Total holding following this notification | 29,096,438 |
| **13.** Total percentage holding of issued class following this notification | 1.77% |
| **14.** Any additional information | Notification of percentage is based on the number of ordinary shares in issue following cancellation of the shares repurchased under the Tender Offer, which was 1,645,373,759 on Thursday 28 October 2004.<br><br>Notification in respect of section 198 Companies Act 1985.<br><br>Capital Group Companies Inc no longer has a notifiable interest. |
| **15.** Name of contact and telephone number for queries | Helen Baker – 0207 268 2867 |
| **16.** Name and signature of authorised company official responsible for making this notification | Helen Baker – Assistant Company Secretary |
| **17.** Date of notification | 29 October 2004 |

## SCHEDULE 10
## NOTIFICATION OF MAJOR INTERESTS IN SHARES

| AVS NO | 343215 |
|---|---|

All relevant boxes should be completed in block capital letters.

| | |
|---|---|
| **1.** Name of company | Marks and Spencer Group plc |
| | |
| **2.** Name of shareholder having a major interest | Lehman Brothers International (Europe) |
| | |
| **3.** Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 | In respect of 2 above |
| | |
| **4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them | Lehman Brothers International (Europe) |
| | |
| **5.** Number of shares/amount of stock acquired | N/A |
| | |
| **6.** Percentage of issued class | N/A |
| | |
| **7.** Number of shares/amount of stock disposed | N/A |
| | |
| **8.** Percentage of issued class | N/A |
| | |
| **9.** Class of security | Ordinary shares of 25p each |
| | |
| **10.** Date of transaction | 29 October 2004 |
| | |
| **11.** Date company informed | 29 October 2004 |
| | |
| **12.** Total holding following this notification | Not disclosed. |
| | |
| **13.** Total percentage holding of issued class following this notification | Below 3% |
| | |
| **14.** Any additional information | Notification in respect of section 198 Companies Act 1985. |
| | |
| **15.** Name of contact and telephone number for queries | Helen Baker – 020 7268 2867 |
| | |
| **16.** Name and signature of authorised company official responsible for making this notification | Helen Baker – Assistant Company Secretary |
| | |
| **17.** Date of notification | 29 October 2004 |

# SCHEDULE 10
# NOTIFICATION OF MAJOR INTERESTS IN SHARES

| AVS NO | 193459 |
|---|---|

All relevant boxes should be completed in block capital letters.

| | |
|---|---|
| **1.** Name of company | Marks and Spencer Group plc |
| **2.** Name of shareholder having a major interest | Deutsche Bank AG |
| **3.** Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 | In respect of 2 above |
| **4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them | Deutsche Bank AG |
| **5.** Number of shares/amount of stock acquired | N/A |
| **6.** Percentage of issued class | N/A |
| **7.** Number of shares/amount of stock disposed | 25,079,183 |
| **8.** Percentage of issued class | 1.52% |
| **9.** Class of security | Ordinary shares of 25p each |
| **10.** Date of transaction | Not disclosed |
| **11.** Date company informed | 29 October 2004 |
| **12.** Total holding following this notification | 134,847,346 - Of this number 80,286,640 represents shares currently held in a "stock borrowed" account. |
| **13.** Total percentage holding of issued class following this notification | 8.20% |
| **14.** Any additional information | Notification of percentage is based on the number of ordinary shares in issue following cancellation of the shares repurchased under the Tender Offer, which was 1,645,373,759 on Thursday 28 October 2004. Notification in respect of section 198 Companies Act 1985. |
| **15.** Name of contact and telephone number for queries | Helen Baker – 020 7268 2867 |
| **16.** Name and signature of authorised company official responsible for making this notification | Helen Baker – Assistant Company Secretary |
| **17.** Date of notification | 29 October 2004 |

# SCHEDULE 10
# NOTIFICATION OF MAJOR INTERESTS IN SHARES

| AVS NO | 383059 |
|---|---|

All relevant boxes should be completed in block capital letters.

| | |
|---|---|
| 1. Name of company | Marks and Spencer Group plc |
| 2. Name of shareholder having a major interest | UBS AG |
| 3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 | In respect of 2 above |
| 4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them | UBS AG London Branch 100,887,129<br>UBS Global Asset Management Life Limited 2,711,326 |
| 5. Number of shares/amount of stock acquired | N/A |
| 6. Percentage of issued class | N/A |
| 7. Number of shares/amount of stock disposed | N/A |
| 8. Percentage of issued class | N/A |
| 9. Class of security | Ordinary shares of 25p each |
| 10. Date of transaction | Not informed |
| 11. Date company informed | 29 October 2004 |
| 12. Total holding following this notification | 103,598,455 |
| 13. Total percentage holding of issued class following this notification | 6.30% |
| 14. Any additional information | Notification of percentage is based on the revised number of ordinary shares in issue following cancellation of the shares repurchased under the Tender Offer on Thursday 28 October 2004. Notification in respect of section 198 Companies Act 1985. None of the relevant shares are shares in which UBS AG is interested by virtue of section 208(5) of the Companies Act 1985. |
| 15. Name of contact and telephone number for queries | Helen Baker – 020 7268 2867 |
| 16. Name and signature of authorised company official responsible for making this notification | Helen Baker – Assistant Company Secretary |
| 17. Date of notification | 1 November 2004 |

# SCHEDULE 10
# NOTIFICATION OF MAJOR INTERESTS IN SHARES

| AVS NO | 910334 |
|---|---|

All relevant boxes should be completed in block capital letters.

| | |
|---|---|
| **1.** Name of company | Marks and Spencer Group plc |
| **2.** Name of shareholder having a major interest | Cater Allen International Limited (CAIL) |
| **3.** Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 | In respect of 2 above |
| **4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them | Cater Allen International Limited (CAIL) |
| **5.** Number of shares/amount of stock acquired | N/A |
| **6.** Percentage of issued class | N/A |
| **7.** Number of shares/amount of stock disposed | N/A |
| **8.** Percentage of issued class | N/A |
| **9.** Class of security | Ordinary shares of 25p each |
| **10.** Date of transaction | Not disclosed |
| **11.** Date company informed | 1 November 2004 |
| **12.** Total holding following this notification | 92,909,790 |
| **13.** Total percentage holding of issued class following this notification | 5.65% |
| **14.** Any additional information | Notification of percentage is based on the number of ordinary shares in issue following cancellation of the shares repurchased under the Tender Offer, which was 1,645,373,759 on Thursday 28 October 2004. Notification in respect of section 198 Companies Act 1985. This holding has arisen from stock loan transactions done under the relevant approved documentaton as a principal trading member of the London Stock Exchange. |
| **15.** Name of contact and telephone number for queries | Helen Baker – 020 8718 2867 |
| **16.** Name and signature of authorised company official responsible for making this notification | Helen Baker – Assistant Company Secretary |
| **17.** Date of notification | 1 November 2004 |

# SCHEDULE 10
# NOTIFICATION OF MAJOR INTERESTS IN SHARES

| AVS NO | 262122 |
|---|---|

All relevant boxes should be completed in block capital letters.

| | |
|---|---|
| **1.** Name of company | Marks and Spencer Group plc |
| | |
| **2.** Name of shareholder having a major interest | Cater Allen International Limited (CAIL) |
| | |
| **3.** Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 | In respect of 2 above |
| | |
| **4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them | Cater Allen International Limited (CAIL) |
| | |
| **5.** Number of shares/amount of stock acquired | N/A |
| | |
| **6.** Percentage of issued class | N/A |
| | |
| **7.** Number of shares/amount of stock disposed | N/A |
| | |
| **8.** Percentage of issued class | N/A |
| | |
| **9.** Class of security | Ordinary shares of 25p each |
| | |
| **10.** Date of transaction | As of 1 November 2004 |
| | |
| **11.** Date company informed | 2 November 2004 |
| | |
| **12.** Total holding following this notification | Not disclosed |
| | |
| **13.** Total percentage holding of issued class following this notification | No reportable interest |
| | |
| **14.** Any additional information | Notification in respect of Part VI of the Companies Act 1985. |
| | |
| **15.** Name of contact and telephone number for queries | Helen Baker – 020 8718 2867 |
| | |
| **16.** Name and signature of authorised company official responsible for making this notification | Helen Baker – Assistant Company Secretary |
| | |
| **17.** Date of notification | 2 November 2004 |